As filed with the Securities and Exchange Commission on September 18, 2000

                           Registration No. 33-______
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED
                     --------------------------------------
                                 TRIMEDYNE, INC.
             (Exact name of registrant as specified in its charter)


          Nevada                                           36-3094439
 (State or Other Jurisdiction                            (IRS Employer
  Incorporation or Organization)                          Identification No.)

      2801 Barranca Road
        P.O. Box 57001
        Irvine, California                                 92619-7001
(Address of Principal Executive Offices)                   (Zip Code)

                   ------------------------------------------
                            MARVIN P. LOEB, CHAIRMAN
                                 TRIMEDYNE, INC.
                               2801 Barranca Road
                          Irvine, California 92619-7001
                     (Name and Address of Agent for Service)

                                  (949)559-5300
          (Telephone Number, Including Area Code, of Agent of Service)

                                   Copies to:
                            RICHARD F. HOROWITZ, ESQ.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017

Approximate date of commencement of proposed sale to three individuals:
                  As soon as practicable after the effective date of the registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_X_|

         If the registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. [x]




                                          Calculation of Registration Fee

                                               Proposed                Proposed
Title of                                       Maximum                 Maximum
Securities                 Amount              Offering                Aggregate               Amount of
to be                      to be               Price                   Offering                Registration
Registered                 Registered          Per Share (2)           Price (2)               Fee


Common Stock (1)           600,000               $2.375                $1,425,000              $376.20


Total Registration Fee                           $2.375                $1,425,000              $376.20


(1) To be offered by the Company, at its discretion, from time to time beginning on the effective date of this Registration Statement, at prevailing market prices at the time of sale.

(2)               Estimated   solely  for  the   purpose  of   calculating   the
                  registration fee. Proposed maximum offering price per share is estimated based upon the closing price on September 15, 2000.

         The Registrant hereby amends the registration statement on such date or dates as may be necessary to delay the effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       -----------------------------------

                                 TRIMEDYNE, INC.

                       -----------------------------------

                         600,000 SHARES OF COMMON STOCK

                            DATED SEPTEMBER 18, 2000
                             (Subject to Completion)

         This Prospectus covers the proposed offer and sale by Trimedyne, Inc. ("we", "us", "our" or the "Company") of up to (i) 600,000 shares of its Common Stock, $0.01 par value (the "Common Stock"), to three individuals and the resale by them of those shares.

         We intend to sell or exchange these Securities at the prevailing market prices, or in individually negotiated transactions at such prices as may be agreed upon.

         We will receive all of the money from the sale of these securities.

         Our Common Stock is traded on the NASDAQ  National Market System Symbol
- ("TMED"). The closing price of our Common Stock on September 15, 2000 was $2.375.

         The Securities offered hereby involve a high degree of risk. Please read the "Risk Factors" beginning on Page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We will furnish to each person to whom this Prospectus is delivered, upon written request, a copy of any of the documents referred to in this prospectus. Requests should be addressed to: Mr. Shane Traveller c/o Trimedyne, Inc. 2801 Barranca Road, Irvine, California 92606. Mr. Traveller's telephone number is (949)559-5300.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATION NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN RESPECT OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR BUSINESS SINCE THE DATE OF THIS PROSPECTUS.

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 18,2000

                              AVAILABLE INFORMATION

         We have filed with the headquarters office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-2 under the Securities Act of 1933 with respect to these securities. This Prospectus filed as part of such Registration
Statement does not contain all the information set forth in, or annexed as exhibits to, the Registration Statement. For further information about these securities and the Company, reference is made to the Registration Statement and the exhibits thereto. The Registration Statement and exhibits may be inspected at the Headquarters Office of the Securities and Exchange Commission located at

450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the Commission's regional offices at the following addresses: 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants such as the Company, that file electronically with the Commission. This material can be found at http://www.sec.gov.

                                TABLE OF CONTENTS



                                                                                          Page No.

Prospectus Summary.........................................................................3

The Company................................................................................4

Risk Factors...............................................................................4

Use of Proceeds............................................................................6

Plan of Distribution.......................................................................6

Business of the Company....................................................................6

Description of Securities..................................................................7

Incorporation of Certain Documents by Reference............................................7

Commission's Policy on Indemnification for Securities Act Liabilities......................8

Legal Opinions.............................................................................8

Experts....................................................................................9


                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by more detailed information and the financial statements appearing elsewhere in this Prospectus and in the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999.

THE COMPANY              Trimedyne, Inc. (the "Company", "we", "our" or "us") is
                         engaged in the development, manufacturing and marketing of Holmium "cold" pulsed Lasers, Nd:YAG "thermal" continuous wave Lasers and proprietary, disposable and reusable fiber-optic laser delivery devices for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical specialties. Our 90% owned subsidiary, Cardiodyne, Inc. ("Cardiodyne"), is engaged in the development and testing of a new, automated heart revascularization system to treat severe angina.

THE OFFERING             We are offering up to 600,000 shares of Common Stock to
                         three individuals.

OFFERING PRICE           Exchange of stock and services valued at a total of
                         approximately $1,012,000.

USE OF PROCEEDS          As the Common Stock is to be issued in exchange for
                         the common stock of a privately held corporation, and for past services provided to us, the cash proceeds that we will receive from this offering are expected to be negligible.

NASDAQ SYMBOL            TMED

                                  THE COMPANY

         Trimedyne, Inc. (the "Company", "we", "our" or "us") is engaged in the development, manufacturing and marketing of Holmium "cold" pulsed Lasers, Nd:YAG "thermal" continuous wave Lasers and proprietary, disposable and reusable fiber-optic laser delivery devices for use in orthopedics, urology, ear, nose and throat ("ENT") surgery, gynecology, gastrointestinal surgery, general surgery and other medical specialties. Our 90% owned subsidiary, Cardiodyne, Inc. ("Cardiodyne"), is engaged in the development and testing of a new, automated heart revascularization system using our 80 watt Holmium laser to treat severe angina (chest pain due to blockages in one or more of the coronary arteries).

         Our principal efforts from our inception in 1980 until 1991 were devoted to the manufacturing and marketing of cardiovascular lasers and related disposables for vaporizing plaque (fatty deposits) in blood vessels. As a result of significant declines in sales of our cardiovascular laser products, in 1991 we shifted our focus to laser and proprietary delivery system technologies for use in selected "less invasive" surgical applications in orthopedics, urology, gynecology, general surgery and ENT surgery. Our Nd:YAG lasers have been cleared for sale by the U.S. Food and Drug Administration ("FDA") in a variety of medical specialties, particularly for the coagulation of tissue. Our Holmium lasers have been cleared for sale by the FDA for use in the aforementioned specialties, particularly for the vaporization of tissues, as well as being cleared for sale by the FDA for use in gastrointestinal surgery in November 1999. The Company is also engaged in the development of new laser products for other surgical applications.

         Our  corporate  office  is  located  at  2801  Barranca  Road,   Irvine
California, 92606, at which its telephone number is (949)559-5300.

         Our Common Stock is traded on Nasdaq National Market System under the symbol "TMED". The closing price of our Common Stock on September 15,2000 was $2.375.

                                  RISK FACTORS

     An investment in the common stock offered in this Prospectus involves a high degree of risk. You should carefully consider the following risks and uncertainties. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of our common stock could decline and you may lose all or part of your investment.

We have incurred substantial losses and anticipate continuing losses

     Though we had net income of $2,750,000 in fiscal 1999, our income in 1999 was derived in part from our having received $6.5 million in settlement of our lawsuit with C.R. Bard, Inc. ("Bard"), in December 1998. Excluding the settlement from Bard, we would have had a loss of $3,750,000 in fiscal 1999. We sustained losses of $2,538,000 in fiscal 1998. At June 30, 2000 we had an accumulated deficit of $33,987,000. We anticipate continuing to incur losses until, at the earliest, we generate sufficient revenues to offset the costs associated with the development of new products. There can be no assurance that we will ever operate profitably. You should be aware of the risks, problems, delays, expenses, and difficulties encountered by companies developing new medical technologies, especially in view of the significant competition that we have and will continue to encounter.

We may need substantial additional financing

     The development, testing, approval, and commercialization of medical devices require a substantial amount of funds. We currently use our cash reserves to meet our financial obligations and to fund operations. As of June 30, 2000, we had $10,467,000 in working capital, of which $4,985,000 was cash and equivalents and marketable securities. We believe existing working capital is sufficient to meet our operating needs and the operating needs of our 90% owned subsidiary, Cardiodyne, Inc. for the next twelve months. We have implemented cutbacks in Cardiodyne's operating expenses and also have implemented cost reductions at Trimedyne. We are seeking additional financing to continue development of Cardiodyne's products and to support Trimedyne's operations. Sources of such financing may include the sale of equity securities or the sale or licensing of other patent rights. The issuance of additional shares of common stock may dilute your holdings. Any inability to obtain additional financing will have a material adverse effect on us, such as requiring us to cease funding of operations at Cardiodyne or curtail Trimedyne's operations.

We may not be able to adjust to rapid technological changes

     We are engaged in an intensely competitive industry. In recent years, the medical laser industry has been characterized by rapid technological change. There is no assurance that our present products may not face technological obsolescence, or that we will be able to develop, acquire licenses for, or obtain regulatory approvals to market new products and keep pace with technological advances.

We may acquire other entities

     We may engage in acquisitions of other companies and businesses and may use our cash reserves or our Common Stock to pay for these companies. If we use our Common Stock for acquisitions, this may result in a dilution of the percentage of the equity you own. In addition, acquisitions may involve speculative and risky undertakings. Under Nevada law, acquisitions do not require shareholder approval, except when accomplished by merger or consolidation.

There are outstanding options that may dilute your ownership

     As of June 30, 2000, our officers, directors, key employees and consultants had been granted stock options to purchase 1,950,370 shares of Common Stock at exercise prices between $1.063 and $6.63 per share. If all of these options were exercised, the underlying stock would represent approximately 11% of the Company's outstanding stock. Virtually all of these options and warrants have exercise prices below the current market price of the Common Stock. We may also grant options in the future at prices below the current market price of our stock.

Our stock price is volatile

     The market prices for securities of medical device companies, including our stock, have been volatile. It is likely that the price of our Common Stock will fluctuate in the future. Many factors can impact the market price of our stock, such as announcements of technological innovations or new commercial products, announcements of pre-clinical testing and clinical trial results, governmental regulation, patent or proprietary rights developments, changes in earnings estimates and recommendations by securities analysts, and market conditions in general. The market price of our stock could also be adversely affected by future exercises of outstanding warrants and options.

We do not anticipate paying any dividends

     We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future. This may depress the price of our stock, as non-dividend paying stock may not appeal to certain investors.

We may issue preferred stock that could effect the rights of holders of our Common Stock

     We are authorized to issue 1,000,000 shares of Preferred Stock. Our Board of Directors has broad powers to fix the rights and terms of any Preferred Stock without requiring shareholder approval. The issuance of any Preferred Stock could have an adverse effect on the rights of holders of our Common Stock.

We are subject to extensive government regulation

Our business is subject to extensive regulation by the FDA and comparable regulatory authorities of foreign countries. Compliance with regulatory requirements and obtaining approvals to test or market new medical devices is expensive and time consuming. We cannot be assured that we will be able to meet all regulatory requirements or obtain and maintain approvals to test and market new products. Failing to adhere to necessary government requirements will have a negative impact on our ability to sell our products.

We carry limited liability insurance

     We carry an aggregate of $6,000,000 of general liability insurance. There is no assurance that we can maintain such insurance in force at an acceptable cost or that the amount of such insurance will be sufficient to protect our assets in the event of claims by users of our products or other parties.

We are dependant upon maintaining valid patents and licenses

          There is no assurance our patents will be upheld if challenged in courts or that we will be able to obtain additional valid patents. We also cannot assure that our products do not infringe patents owned by others, licenses to which may not be available to us. Our inability to do any of the foregoing will have an adverse impact on our ability to successfully remain in business.

                                 USE OF PROCEEDS

         As the Common Stock is to be issued in exchange for the common stock of a privately held corporation, and for past services provided to us, cash proceeds that we will receive from this offering are expected to be negligible. Any proceeds received will be applied to our general operating account.


                              PLAN OF DISTRIBUTION

         In August 2000, we entered into an Agreement and Plan of Reorganization (the "Agreement") with Mobile Surgical Technologies, Inc. ("MST") and its two shareholders, Stephen A. Anderson and William J. Schubert, Jr., to acquire all of the stock of MST in exchange for a purchase price consisting of one million dollars worth of our registered stock. Subject to certain exceptions and qualifications contained in the Agreement, the number of shares of our Common Stock to be issued will be determined by dividing one million dollars by the average closing bid price of our Common Stock on the Nasdaq National Market System during the five trading days prior to the closing of the transaction. The closing of this transaction will take place on the effective date of this registration statement. MST is in the business of providing laser equipment and certified laser technicians to hospitals and surgery centers on a "per case" or contract service basis in the Texas/Oklahoma area.

         During the period of 1990 to 1999, G. David Casper, M.D. rendered service to us in the form of training courses, clinical trials, and research, for which we have agreed to issue him 6,000 share of our registered Common Stock.

         The purpose of this registration statement is to register our issuance of the shares of Common Stock to Messrs. Anderson and Schubert and Dr. Casper and the resale of those shares by them. Neither Mr. Anderson, Mr. Schubert nor Dr. Casper is an officer or director of our company and none of them currently owns more than 1% of our Common Stock.

                             BUSINESS OF THE COMPANY

         This Prospectus is accompanied by our Annual report on Form 10-KSB for the fiscal year ended September 30, 1999, and our quarterly report on Form 10-QSB for the quarter ended June 30, 2000, which documents fully set forth our business and financial and other information concerning us as of those dates.

Subsequent Events

         We experienced the following material changes to our operations subsequent to filing our Annual Report on Form 10-KSB which were not previously mentioned in a Form 10-QSB filing:

(a) On November 3, 1999 we received FDA clearance to market our Holmium lasers for use in gastrointestinal surgery, including the excision and coagulation of colorectal cancer and other tumors, coagulation of ulcers, removal of hemorrhoids, fragmentation of gall bladder and bile duct stones, appendectomy and lysis of adhesions.

(b) On December 13, 1999 we were granted US patent No. 5,989,242 covering devices for releasing platinum coils in aneurisms in blood vessels in the brain.

(c) On December 16, 1999, we were granted US patent No. 5,984,915, which covers a wide range of wavelengths for subcutaneous or "under the skin" use of our cosmetic laser for a variety of uses, including permanent hair removal by applying the laser energy to hair follicles below the surface of the skin.

(d) On March 2, 2000, we were allowed 41 claims of a US patent application covering our new cosmetic laser.

(e) On March 12, 2000 we appointed Shane H. Traveller to the position of President and Chief Operating Officer, and elected Mr. Traveller to our board of directors.

(f) On March 23, 2000, we were allowed 36 additional claims of a US patent application covering methods of use of our new cosmetic laser.

(g) On April 11, 2000, we received approximately $2.1 million in a private placement of our Common Stock and Warrants to five institutional and private investors.

(h) On June 15, 2000, we appointed William J. Schubert, Jr. as Vice President Sales and Marketing.

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 30,000,000 shares of Common Stock, par value $.01, and 1,000,000 shares of Preferred Stock, par value $.01.

Common Stock

         The shares of Common Stock currently outstanding are, and the shares of Common Stock to be outstanding after the offering will be, fully paid and non-assessable. Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event we liquidate, dissolve or wind-up our operations, the holders of the Common Stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors and holders of the remaining shares by themselves cannot elect any Directors.

         Holders of Common Stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available for such purpose, subject to the dividend and liquidation rights of any Preferred Stock that may be issued.

         Our Articles of Incorporation provides for a staggered Board of Directors, pursuant to which the Board is divided into three classes (as nearly equal in number as possible) with the term of one class expiring each year. The Articles also provide that the staggered Board provisions can only be amended, altered or repealed by the vote of not less than two-thirds of our issued and outstanding capital stock entitled to vote.

Transfer Agent

         Our transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The  following   documents   filed  by  us  with  the   Commission  are
incorporated herein by reference:

(a) Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999, filed pursuant to Section 13 of the Exchange Act.

(b) Quarterly Reports on Form 10-QSB for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000, filed pursuant to Section 13 of the Exchange Act.

(c) The description of the common stock contained in the our Registration Statement on Form 8-A filed July 16, 1982 pursuant to Section 12 of the Exchange Act.

(d) All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or deregisters all securities all securities then remaining unsold.

         In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be a part hereof from the date of the filing of each such report or document.

         We will furnish to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to by reference. Requests should be addressed to: Shane H. Traveller, President, Trimedyne, Inc., 2801 Barranca Road, Irvine, California 92606 (Telephone: (949) 559-5300.

         The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-(800)-SEC-0330. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file electronically with the Commission.

                   COMMISSION'S POLICY ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Article 12 of our Certificate of Incorporation directs us to provide in our bylaws for provisions relating to the indemnification of our directors and officers to the full extent permitted by law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit, or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being our director or a director of our subsidiary if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not otherwise indemnify such person.

         Insofar as indemnification for liabilities arising under the Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL OPINIONS

         Legal matters in connection with the securities being offered hereby have been passed upon for us by Heller, Horowitz & Feit, P.C. 292 Madison Avenue, New York, New York 10017. Heller, Horowitz & Feit, P.C. is our general securities and corporate counsel and represented us in our initial public offering and in numerous matters since then. Mr. Richard F. Horowitz, a member of that firm, is also a member of our Board of Directors.

                                     EXPERTS

         The audited financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by McKennon, Wilson & Morgan, LLP, independent public accountants, as indicated in their report dated November 15, 1999 and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement.


Securities and Exchange Commission Fee............  $376.20
Accountants' Fees and Expenses....................    1,000
Legal Fees and Expenses...........................    3,000
Blue Sky Fees and Expenses........................    1,000
Miscellaneous.....................................      500
                                                   --------
                           TOTAL                  $5,876.20

Item 15. Indemnification of Directors and Officers.
         ------------------------------------------

         Section 78.751 of the Nevada Revised Statutes, as amended, authorizes us to indemnify any of our directors or officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which the director is a party by reason of being one of our directors or officers if it is determined that the director acted in accordance with the applicable standard of conduct set forth in those statutory provisions. Article 12 of our Certificate of Incorporation contains provisions relating to the indemnification of our directors and officers to the full extent permitted by Nevada law.

         We may also purchase and maintain insurance for the benefit of any director or officer that may cover claims for which we could not indemnify such person.

Item 16. Exhibits

The following exhibits are filed herewith:

         5        Opinion of Counsel

        10 Agreement and Plan of Reorganization dated as of August 17, 2000 among the Company, Mobile Surgical Technologies, Inc., and its two stockholders.

        23(a)     Consent of McKennon, Wilson & Morgan, LLP

Item 17. Undertakings.
         ------------

                  The undersigned Registrant hereby undertakes;

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 18th day of September 2000.

                                          TRIMEDYNE, INC.



                                       By:/s/Marvin P. Loeb
                                             Marvin P. Loeb
                                             Chairman of the Board of Directors


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                    Signature           Title                      Date

/s/Marvin P. Loeb                       Chairman and Chief   September 18, 2000
Marvin P. Loeb                          Executive Officer

/s/Shane H. Traveller                   President, Chief     September 18, 2000
Shane H. Traveller                      Operating Officer,
                                        Chief Financial Officer,
                                        and Director

/s/Donald Baker                         Director             September 18, 2000
Donald Baker

/s/Bruce N. Barron                      Director             September 18, 2000
Bruce N. Barron

/s/Richard F. Horowitz                  Director             September 18, 2000
Richard F. Horowitz

                                      III-3